SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
                          SCHEDULE 13G
            Under the Securities Exchange Act of 1934
                       (Amendment No.  )*

             Philadelphia Consolidated Holding Corp.
_________________________________________________________________
                        (Name of Issuer)

                      Common Capital Stock
_________________________________________________________________
                 (Title of Class of Securities)

                            717528103
_________________________________________________________________
                         (CUSIP Number)

                          June 30, 1996
_________________________________________________________________
     (Date of Event Which Requires Filing of this Statement)

     Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

    CUSIP No. 48625010
_________________________________________________________________

     1)   Names of Reporting Persons S.S. or I.R.S.
Identification Nos. of Above

Persons:  The Kaufmann Fund, Inc. - TIN #13-2605091
_________________________________________________________________

     2)   Check the Appropriate Box if a Member of a Group

          (a)  N/A

          (b)
_________________________________________________________________

     3)   SEC Use Only
_______________________________________________________________

     4)   Citizenship or Place of Organization:  Maryland
_________________________________________________________________

Number of      (5) Sole Voting Power:  612,300 shares
Shares Bene-
     ____________________________________________________________
ficially       (6) Shared Voting Power:  N/A
Owned by
____________________________________________________________
Each Report-   (7) Sole Dispositive Power:  612,300 shares
ing Person
____________________________________________________________
With           (8) Shared Dispositive Power:  N/A
________________________________________________________________

     9)   Aggregate Amount Beneficially Owned by Each Reporting
Person:
____________________________________________________________612,3
00 shares_____

     10)  Check if the Aggregate Amount in Row (9) Excludes
Certain Shares

_________________________________________________________________
_____________

     11)  Percent of Class Represented by Amount in Row 9:
10.56%
_________________________________________________________________
_____________

     12)  Type of Reporting Person (See Instructions):  IV
_________________________________________________________________
_____________

                           Item 1(a)

Name of Issuer:  Philadelphia Consolidated Holding Corp.

                            Item 1(b)

Address of Issuer's Principal Executive Offices:
                                        306 E. Lancaster Ave.
                                        Wynnewood, PA  19096
                            Item 2(a)

Name of Person Filing:  The Kaufmann Fund, Inc.

                            Item 2(b)

Address of Principal Business Office or, if none, Residence:
          140 E. 45th Street, 43rd Floor, New York, NY 10017

                            Item 2(c)

Citizenship:  United States

                            Item 2(d)

Title of Class of Securities:  Common Capital Stock

                            Item 2(e)

CUSIP Number:  717528103
                             Item 3

If this statement is filed pursuant to Rules 13d-1(b), or 13d-
2(b), check whether the  person filing is a:

     (a)  [ ]  Broker of Dealer registered under Section 15 of
the Act.
     (b)  [ ]  Bank as defined in section 3(a)(6) of the Act.
     (c)  [ ]  Insurance Company as defined in section 3(a)(19)
of the Act.
     (d)  [X]  Investment Company registered under section 8 of
the Investment                Company Act.
     (e)  [ ]  Investment Adviser registered under section 203 of
the Investment                Advisers Act of 1940.
     (f)  [ ]  Employee Benefit Plan, Pension Fund which is
subject to the                provisions of the Employee
Retirement Income Security Act of 1974            or Endowment
Fund; see Section 240.13d-1(b)(1)(ii)(F).
     (g)  [ ]  Parent Holding Company in accordance with Section
240.13d-            1(b)(ii)(G) (Note:  See Item 7).
     (h)  [ ]  Group, in accordance with Section 240-13d-1(b)(1)(ii)(H).

                             Item 4

Ownership.
     If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1 (b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

     (a)  Amount Beneficially Owned:  612,300 shares

     (b)  Percent of Class:  10.56%

     (c)  Number of shares as to which such person has:

          (i)  sole power to vote or to direct the vote:
               612,300 shares

          (ii) shared power to vote or to direct the vote:  N/A

          (iii)sole power to dispose or to direct the disposition of: 612,300 shares

          (iv) shared power to dispose or to direct the disposition of: N/A

     Instruction: For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-
3(d)(1).

                             Item 5

Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

                             Item 6

Ownership of More than Five Percent on Behalf of Another Person.
N/A

                             Item 7

Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent Holding
Company.  N/A




                             Item 8

Identification and Classification of Members of the Group.  N/A

                             Item 9

Notice of Dissolution of Group.  N/A

                             Item 10

Certification.

     The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in an transaction having such purposes or effect.

Signature.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this
statement is true, complete and correct.
July 10, 1996
____________________________________
Date
/s/ Anthony W. Toogood
____________________________________
Signature

ANTHONY W. TOOGOOD
VICE PRESIDENT
____________________________________
Name/Title